May 10, 2005

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 03-08

Washington, D.C. 20549

Attention:  George F. Ohsiek, Jr.

Re:	Haggar Corp. [File No. 0-20850]
Form 10-K for the Fiscal Year Ended September 30, 2004
Filed December 10, 2004
Form 10-Q for the Quarter Ended December 31, 2004
Filed February 9, 2005
Form 8-K Filed on February 9, 2005

Dear Mr. Ohsiek:

Haggar Corp. (the “Company”) respectfully submits the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in a comment letter dated April 18, 2005 (the “Comment Letter”).  For your convenience, we have repeated in bold print each comment of the Staff exactly as it appears in the Comment Letter and provided our response below each comment.

We obtained through a telephone conversation between the Company’s general counsel, Marc Joseph, and Staff Accountant Yong Kim permission to respond by May 10, 2005, twelve business days after receipt of the Comment Letter on April 22, 2005.

Form 10-K for the Fiscal Year Ended September 30, 2004

General

1.                                      Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

Response:  We will address additional disclosures or other revisions to future filings as applicable in our responses below.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 20

2.                                      Please consider revising the overview section to discuss the most important matters that you focus on when evaluating financial condition and operating performance of the business.  Also discuss the relevant economic and industry-wide factors and key performance indicators used to manage the business.  Refer to SEC Release No. 33-8350 for further guidance.

Response:  We have reviewed SEC Release No. 33-8350 and will enhance the overview section of “Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations.”   The enhanced disclosure will be included beginning with the Form 10-Q to be filed for the quarter ended March 31, 2005.  The enhanced overview section will include the following additional areas of discussion:

•                  Summary of our product lines

•                  Explanation of management’s key financial performance indicators, such as sales growth, return on equity and inventory turns

•                  Summary of our strategic initiatives

•                  Description of operating highlights

Results of Operations, page 22

3.                                      Please expand your discussion of the changes in financial statement line items to indicate whether the changes represent trends expected to continue into the future.  For example, you should discuss whether you expect the trend in rising gross margins to continue into the future and why or why not.  Also discuss any other known trends, demands, commitments, events or uncertainties that will, or are reasonably likely to, have a material effect on financial condition and/or operating performance.  Refer to SEC Release No. 33-8350 and Item 303(a) of Regulation S-K.

Response:   We will expand, beginning with the Form 10-Q to be filed for the quarter ended March 31, 2005, our discussion of the changes in financial statement line items as necessary to identify any changes which represent trends expected to continue in the future.  The expanded discussion also will include discussion of any demands, commitments, events or uncertainties that will, or are reasonably likely to, have a material effect on financial condition and/or operating performance.

Financial Statements

Notes to Financial Statements

1. Operations and Significant Accounting Policies, page 39

General

4.                                      Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling, general and administrative expenses line item.  In doing so, please disclose specifically whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of your distribution network in cost of goods sold.  If you currently exclude a significant portion of these costs from cost of goods sold, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of goods sold and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses.  To the extent the excluded costs are material to your operating results, quantify these amounts in MD&A.  If you determine that these amounts are immaterial for disclosure, please supplementally provide us with your qualitative and quantitative assessment of materiality for all periods presented.

Response:  We will include disclosure of the types of expenses that we include in the cost of goods sold and selling, general and administrative expenses line item beginning with the Form 10-K to be filed for the fiscal year ended September 30, 2005.  This disclosure will state that we include all costs incurred to bring finished products to our warehouse in the cost of goods sold line item of the Consolidated Statements of Operations and Comprehensive Income.  These costs mainly include purchase commissions, letter of credit fees, product costs, custom duty, inbound freight, labels and product packaging.  This disclosure will also state that we exclude from the cost of goods sold line item those costs related to our warehousing and distribution network (which include receiving, inspection and warehousing costs).  We also will include enhanced disclosures in the Critical Accounting Policies section of MD&A to quantify the portion of costs related to our warehousing and distribution network that are excluded from gross margin.  This discussion will include further cautionary guidance that our gross margins may not be comparable to some entities due to our selection of accounting policy.

Revenue Recognition, page 40

5.                                      Please clarify your disclosure to indicate what you mean when you say that revenues are “generally” recognized upon transfer of title and risk of ownership to customers.  Also expand your disclosure to specifically address your revenue recognition policy for wholesale sales and for royalty income generated by your licensing segment.

Response:  We will enhance our revenue recognition policy disclosures to remove the word “generally”, because the Company does recognize all revenues upon transfer of title and risk of ownership to customers.  We also will include a separate accounting policy caption to disclose the accounting for royalties.  We will include the enhanced policy disclosures beginning with the Form 10-K to be filed for the fiscal year ended September 30, 2005.  See Exhibit A to this letter for a draft of the enhanced revenue recognition policy disclosure and the proposed royalty income policy disclosure.

6.                                      Please revise your disclosure to describe the nature and terms of the various retailer promotions and incentives that you offer, such as volume discounts, cooperative advertising arrangements, buydown programs and slotting fee arrangements.  Also clarify your disclosure to state how you accrue for the amounts owed under these arrangements and how your accrual policy is consistent with the terms of the various arrangements.  We believe this disclosure is particularly important in light of the material weakness in internal controls over customer allowance reserves that you identified in the first quarter of fiscal year 2005.  Please show us supplementally how your revised revenue recognition policy will read.

Response: We will enhance our revenue recognition policy disclosures to further describe the nature and terms of the various retailer promotions and incentives that we offer.  We will include the enhanced policy disclosure beginning with the Form 10-K to be filed for the fiscal year ended September 30, 2005.  See Exhibit A to this letter for a draft of the enhanced revenue recognition policy disclosure.

13.  Segment Reporting, page 54

7.                                      For each period presented please disclose the amount of revenues attributed to domestic operations and to foreign operations.  Also disclose the amount of long-lived assets located in the US and in foreign countries.  If revenues and/or long-lived assets attributed to an individual foreign country are material, those revenues and/or long-lived assets should be disclosed separately.  Refer to paragraph 38 of SFAS 131.

Response:  We have elected not to disclose the revenues and long-lived assets attributed to foreign operations due to immateriality.  For the fiscal years ended September 30, 2004, 2003 and 2002, revenues from foreign operations as a percentage of consolidated net sales were 3.0%, 2.7% and 2.7%, respectively.  Long-lived assets attributed to foreign operations represent less than 1% of our consolidated long-lived assets.

8.                                      Based on your Item 1. Business disclosures, we note that you sell several different product lines.  Please revise your filings to provide the revenue disclosures by product group discussed in paragraph 37 of SFAS 131.  In particular, it appears that revenue disclosures for each period presented for the following product lines may be applicable:

•                  Men’s premium Haggar branded apparel products

•                  Men’s premium licensed apparel products

•                  Men’s moderately priced trademarked/private label lines

•                  Women’s Haggar branded products

•                  Women’s trademarked products

If you believe that other product categories are more appropriate, please advise.

Response:  We will revise our segment disclosures to include revenue disclosures for our different product lines.  We have reviewed our product lines and have determined the following groups to be appropriate for disclosure:

•                  Men’s Haggar® branded apparel

•                  Men’s licensed apparel (e.g. Claiborne® and Kenneth Cole Reaction® branded apparel)

•                  Men’s private label apparel

•                  Women’s apparel

We elected to include both our Haggar® branded and other branded or trademarked women’s products as one product line, as management does not distinguish between these product lines when evaluating the women’s wear business.  We will include the revised segment disclosures beginning with the Form 10-Q to be filed for the quarter ended March 31, 2005.

Schedule II – Valuation and Qualifying Accounts, page 58

9.                                      Please revise this schedule to include the activity in your sales returns and allowances.  Alternatively, you may provide such disclosure in the notes to the financial statements or MD&A.  Additionally, to the extent that the changes in the reserves are material to an understanding of your results of operations or financial condition, revise your MD&A accordingly.  Refer to Rules 5-04 and 12-09 of Regulation S-X for guidance.  Supplementally provide us with a roll-forward of the activity in this reserve account for each period presented.

Response:  We will include sales returns and allowances in our Schedule II beginning with the Form 10-K to be filed for the fiscal year ended September 30, 2005.  When material for the period, we include sales returns and allowances activity in the Results of Operations section of our MD&A.  See Exhibit B for a roll-forward of the sales returns and allowances activity for the six months ended March 31, 2005, and for the fiscal years ended September 30, 2004 and 2003.

Item 9A. Controls and Procedures, page 59

10.                               In light of the material weakness you have identified in your internal controls over financial reporting, which you indicate won’t be fully remedied until March 2005, please explain to us on a supplemental basis how the certifying officers were able to conclude that the disclosure controls and procedures were effective over the preparation of these financial statements.

Response:  In a meeting of the Company’s Disclosure Review Committee held on December 6, 2004, prior to the issuance of the Form 10-K for the first quarter of fiscal 2005, the certifying officers discussed additional procedures that were performed subsequent to the identification of the material weakness.  These additional procedures included a review of account reconciliations at September 30, 2004, for appropriate support and evidence of review and a review of fiscal 2004 journal entries for appropriate support and evidence of review.  Additionally, the certifying officers discussed a new control procedure implemented subsequent to the identification of the material weakness regarding the review of the cumulative translation adjustment  (“CTA”) account, which was performed for the September 30, 2004 CTA account to ensure the accuracy of the balance.  The control procedure was an analytical calculation of the CTA balance, which was reviewed by the Director of Corporate Accounting.  After reviewing the above described procedures implemented subsequent to the identification of the material weakness, the certifying officers were able to conclude that these financial statements were fairly presented in all material respects in accordance with generally accepted accounting principles.

11.                               You state that your management evaluated the effectiveness of your disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e).  However, your principal executive and financial officers only concluded that your disclosure controls and procedures were ineffective in “timely alerting them to material information required to be disclosed in the periodic reports that the Company files or submits under the Securities and Exchange Act of 1934.”  In future filings, please also state, whether the same officers concluded the controls and procedures were effective or ineffective in “ensur[ing] that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”  See Exchange Act Rule 13a-15(e).

Response:  We believed that the substance of the first sentence contained in Exchange Rule 13a-15(e) effectively captures the meaning of “disclosure controls and procedures;” whereas, the language referred to in Comment 11 is only a subset of the meaning of “disclosure controls and procedures.”  However, beginning with our disclosures in the Form 10-Q to be filed for the quarter ended March 31, 2005, management will state whether the design and operation of the Company’s disclosure controls and procedures are effective or ineffective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

Exhibits 31(a) and 31(b), pages 75 and 76

12.                               Please confirm that the inclusion of your CEO and CAO’s titles was not intended to limit the capacity in which such individuals provided the certifications.  In the future, eliminate reference to the CEO and CAO’s titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.  Also refer to Question 11 of the Staff’s Frequently Asked Questions regarding the Sarbanes-Oxley Act of 2002 issued in November 2002 and available on our website at www.sec.gov.

Response:  The inclusion of our CEO and CAO’s titles was not intended to limit the capacity in which such individuals provided the certifications.  We will remove this reference in the certifications beginning with the Form 10-Q to be filed for the quarter ended March 31, 2005.

Form 10-Q for the Quarter Ended December 31, 2004

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Comparison of Three Months Ended December 31, 2004 to Three Months Ended December 31, 2004, page 14

Net Sales

13.                               Please tell us more about and revise future filings to clarify the circumstances surrounding the assumption of your United Kingdom operations by a third party in October 2004.  Also discuss how this impacted not only the historical periods presented, but also how you expect this to impact your operations going forward.

Response:  On August 31, 2004, the Company entered into a license agreement with a third-party clothing company in the United Kingdom (the “Licensee.”)  Pursuant to the licensing agreement, the Licensee assumed the Company’s existing operations in the United Kingdom on October 3, 2004.  In a separate asset purchase agreement entered into on August 31, 2004, which became effective on October 3, 2004, the Licensee purchased all of the Company’s United Kingdom inventory (at 95% of the Company’s recorded cost at September 30, 2004), as well as certain furniture and fixtures at net book value.  Charges related to exiting the business for the three months ended December 31, 2004 included a $0.2 million pre-tax charge to accrue future lease payments for the former United Kingdom headquarters at the cease-use date and a pre-tax charge of $0.1 million related to severance payments.  The Company also recorded a pre-tax charge of $0.1 million in severance payments for the fiscal year ended September 30, 2004.  The Company deemed these charges to be immaterial for disclosure.

We will discuss the costs savings realized due to the transfer of operations to a third party in the Results of Operations discussion in MD&A included in our Form 10-Q to be filed for the quarter ended March 31, 2005.  We have forecasted, based on minimum royalty guarantees included in the license agreement with the Licensee, that we will earn approximately $0.1 million in both fiscal 2005 and 2006.  Due to the immateriality of this revenue stream from the Licensee, the Company does not plan to disclose expected minimum royalties related to the license agreement.

Item 4.  Controls and Procedures, page 21

14.                               We note that you identified two additional control deficiencies which constitute material weaknesses in your internal controls.  Please tell us the impact, if any, of each of the identified control deficiencies on your historical financial statements for the interim period ended December 31, 2004 and the three years ended September 30, 2004.  Please also tell us in more detail about the nature of the material weaknesses, how they were identified, and the steps you took to compensate for these deficiencies which allowed you to conclude that your disclosure controls and procedures were effective over the preparation of the interim financial statements.

Response:  We noted two deficiencies during the financial statement close process for December 2004.  The first deficiency related to the controls surrounding the calculation of capitalized cost factors used in inventory costing.  Due to the manual nature of the Company’s inventory costing process, there was an error in the calculation of average duty and freight costs per unit.  The review of the duty and freight costs per unit to be applied in the inventory costing was inadequate and did not detect the calculation error during the financial statement close process for September 2004, resulting in an understatement of inventory and an overstatement of cost of goods sold of approximately $760,000 for the 12 months ended September 30, 2004.  We corrected the error during the quarter ended December 31, 2004, which correction resulted in an understatement of cost of goods sold for the period of approximately $760,000.

The second deficiency related to the controls surrounding the recording of customer allowances.  In accordance with EITF 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), we reserve for customer allowances at the later of the date at which the related revenue is recognized or the date at which the allowance is offered to the customer.  During December 2004, Company accounting personnel received information from Company sales personnel indicating that revenue had been recognized and an offer of allowance made to a customer prior to September 30, 2004, for which no reserve had been recorded, resulting in an overstatement of net sales and an overstatement of accounts receivable of approximately $773,000.  We corrected the error during the quarter ended December 31, 2004, which correction resulted in an understatement of net sales for the period of approximately $773,000.

In a meeting of the Company’s Disclosure Review Committee held on February 7, 2005, the certifying officers discussed additional procedures that were performed subsequent to the identification of the material weaknesses.  The additional inventory costing controls implemented during the post-closing process for December 2004 included a detailed trend analysis of inventory costing factors, a review of activity in all general ledger accounts used to calculate costing factors and a review for completeness of all general ledger accounts in the calculations.  The additional customer allowance controls implemented during the post-closing process for December 2004 included training on the Company’s accounting for customer allowance reserves for those Company sales employees with the responsibility for customer allowances.  The Company also performed a detailed review of the status of all open customer allowances as of December 2004 that will continue on a monthly basis.

We assessed the materiality of adjustments to correct the presentation of the affected accounts in prior period and current period financial statements as follows:

(In thousands – positive amounts represent increase, negative amounts represent decrease)	Year ended 9/30/2004	Quarter ended 9/30/2004	Quarter ended 12/31/2004
Inventory correcting adjustment	760	760	(760)
Customer allowance correcting adjustment	(773)	(773)	773
Net earnings impact, before tax	(13)	(13)	13
Tax affected @ 38%	(8)	(8)	8

Net earnings as reported	9,408	3,882	(2,217)
Net earnings as adjusted	9,400	3,874	(2,204)
Percentage change	0.1%	0.2%	0.6%

Net sales as reported	487,890	131,743	100,543
Net sales as reported	487,117	130,970	101,316
Percentage change	0.2%	0.6%	0.8%

Cost of goods sold as reported	347,581	91,891	72,757
Cost of goods sold as adjusted	346,821	91,131	73,517
Percentage change	0.2%	0.8%	1.0%

Inventory as reported	95,229	95,229	**
Inventory as adjusted	95,989	95,989	**
Percentage change	0.8%	0.8%

Accounts receivable as reported	56,132	56,132	**
Accounts receivable as adjusted	55,359	55,359	**
Percentage change	1.4%	1.4%

**Balance sheet amounts as of 12/31/04 are correctly presented

In addition to the quantitative analysis of materiality, the Company also considered the qualitative considerations prescribed by SAB 99, noting the following:

•                  The adjustments above do not materially affect the trend of earnings;

•                  The adjustments do not hide a failure to meet analysts consensus expectations for the Company;

•                  The adjustments do not materially affect segment disclosures;

•                  The adjustments do not materially affect the Company’s compliance with its loan covenants or any other contractual commitments;

•                  The adjustments do not have the effect of increasing management’s compensation;

•                  The adjustments do not conceal an unlawful transaction; and

•                  Management does not believe a reasonable person relying upon the report would have been changed or influenced by the adjustments.

Management completed the assessment noted above contemporaneous with the financial statement close process for December 2004, and consulted with senior management, the Audit Committee to the Board of Directors and the external auditors regarding the assessment prior to the filing of the Form 10-Q for the first quarter of fiscal 2005.

Form 8-K Filed on February 9, 2005

15.                               Please refer to Item 2.02 of Form 8-K and to the extent you present in future filings diluted earnings per share adjusted for one-time costs, please identify the measure as a non-GAAP measure and disclose why the non-GAAP measure is useful to investors and why management uses it.  Additionally, as required by Regulation G, please reconcile, preferably in tabular form, adjusted diluted earnings per share to diluted earnings per share as reported.

Response:  If we elect in future filings to present non-GAAP measures, such as adjusted diluted earnings per share, we will identify the measure as a non-GAAP measure, disclose why the non-GAAP measure is useful to investors and why management uses it, and present a reconciliation in tabular form to reconcile the non-GAAP measure to the appropriate GAAP measure.

In submitting these responses, we acknowledge the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosures in its filings.

•                  Any Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings.

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses above, please direct them to me at (214) 956-4325.

Respectfully submitted,

/s/ John W. Feray
John W. Feray
Chief Accounting Officer

Exhibit A

Revenue Recognition

Revenue from the sale of products is recognized upon the transfer of title and risk of ownership to customers.  Revenue from sales at the Company’s retail stores is recognized when goods are sold to customers.  The Company also negotiates allowances with retailers, which allowances include margin allowances, returns, rebates, co-operative advertising, and slotting allowances.  The Company accounts for these types of customer allowances as follows:

Margin Allowances

The Company has historically provided allowances to its customers to assist customers in meeting margin expectations and to maintain or establish long-term customer relationships. To determine the adequacy of margin allowance reserves, as reflected on the financial statements, the Company periodically reviews potential customer obligations for all product shipped through the date of the financial statements. These amounts are evaluated customer-by-customer based on the Company’s historical experience of product sell-through and retailer performance, current market conditions, the strategic importance of the customer’s ongoing business relationship and any past unauthorized deductions taken by the customer. Settlements of customer allowance arrangements are periodically compared to the Company’s original estimates to enhance the Company’s ability to predict customer support levels in subsequent seasons. Margin allowance arrangements are recorded as a deduction to net sales.

Returns Allowances

The Company records an allowance for estimated returns, based on historical experience, as a deduction to net sales.

Rebate Allowances

Rebates are upfront agreements offered to customers based on the purchase of specified quantities of products at specified prices.  Rebate allowances are recognized as a deduction to net sales.

Co-operative Advertising Allowances

Support for customers’ advertising activities, product presentation or other promotions are considered deductions to net sales, unless such support relates to advertising material the Company could obtain independently, which is recorded as advertising expense, provided the expense does not exceed the fair value of such services.

Slotting Allowances

Slotting allowances are negotiated agreements with customers to obtain space for the Company’s products on customers’ store shelves.  Slotting allowances are recognized as a deduction to net sales.

The Company recognizes slotting allowances in the period in which such allowances are offered to customers.  The Company records its best estimate of margin allowances, returns, co-operative advertising and rebates at the later of the date at which the related revenue is recognized or the date at which the allowance is offered to the customer.  Certain factors may result in revisions to these estimates, including the length of time in which an allowance may be claimed by the customer, the absence of historical experience with similar types of customer allowance programs with similar products, or the inability to apply such experience because of changing circumstances and the absence of a large volume of relatively homogeneous transactions.

Royalty Income

Royalty income is earned through license agreements with manufacturers of other consumer products that use the Haggar® trademark or other Haggar-owned trademarks.  Royalty income is recognized on the basis of net sales reported by the licensees or, if greater, minimum guaranteed royalties when earned.

Exhibit B

SCHEDULE II
(unaudited)

(In thousands)	Balance at Beginning of Period	Charges to Costs and Expenses	Payments	Deductions and Other	Balance at End of Period

March 31, 2005
Sales Returns and Allowances	$11,911	15,266	—	(17,071)	$10,106

September 30, 2004
Sales Returns and Allowances	$10,868	28,582	—	(27,539)	$11,911

September 30, 2003
Sales Returns and Allowances	$7,617	36,140	—	(32,889)	$10,868